Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 9, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Keira Nakada

Lyn Shenk

Re:	Agrico Acquisition Corp. Form 8-K Filed July 21, 2021 File No. 001-40586

Dear Ms. Nakada and Ms. Shenk:

On behalf of Agrico Acquisition Corp. (the “Company”), we hereby acknowledge receipt of the letter dated August 12, 2021 (the “Comment Letter”) from the staff of the Securities and Exchange Commission regarding the Company’s Current Report on Form 8-K, filed on July 21, 2021. As noted in prior communications with you, the Company is diligently working with its accountants to draft a response to the Comment Letter. The Company anticipates providing a complete response to the Comment Letter no later than Friday, September 17, 2021.

If you have any questions regarding the foregoing or otherwise, please do not hesitate to contact me at 212-407-4063.

Sincerely,

/s/Alex Weniger-Araujo
Alex Weniger-Araujo

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